1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2015

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: September 23, 2015	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Fourth Quarter and Full Year 2015 Revenue Outlook

Hsinchu, Taiwan, R.O.C. – September 23, 2015 — TSMC today announced that its third-quarter revenue will exceed the company’s guidance given on July 16, 2015 due to a more favorable US dollar exchange rate to the NT dollar. The company now expects its third-quarter revenue to be between NT$211 billion and NT$213 billion, and both gross profit and operating profit margins to be within the range of its July guidance of 47% to 49% for the gross profit margin and 36.5% to 38.5% for the operating profit margin. The company further expects its fourth-quarter revenue will experience a sequential decline and is likely to be between NT$198 billion and NT$204 billion, with profit margin rates similar to its third quarter. As a result, the company expects its full-year revenue growth rate will still be close to double digits from 2014 as the company previously indicated.

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TSMC Spokesperson: Ms. Lora Ho Senior Vice President and CFO Tel: 886-3-566-4602	TSMC Acting Spokesperson: Dr. Elizabeth Sun Director - Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com